Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +4722544455

Date: 17 October 2005

ORK – Presentation of the Boards' decision to actively peruse value creation opportunities of Elkem, Sapa and Borrgaard

I connection with the Board of Orkla's decision to actively peruse value creation opportunities of Elkem, Sapa and Borregaard, there will be held a presentation today at 9:00 a.m. Norwegian time at Orkla's premises at Skøyen in Oslo.

Both the presentation and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's internet pages www.orkla.com. The presentation will be available on Orkla's internet pages www.orkla.com at 9.00 a.m. Norwegian time.

There will also be held a conference call in English at 3.00 p.m. Norwegian time. To participate the conference call please dial +47 23 00 04 00. Norwegian based investors and analysts should dial 800 80119.

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.no

P. O. Box 423 Skøyen, N-0213 Oslo Tel. +47 22 54 40 00 E-mail: info@orkla.no

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47-22 54 44 11
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47-22 54 44 31

Date: 17 October 2005

Orkla will keep and actively promote the development of Elkem, Sapa and Borregaard

Orkla's Board of Directors believes that there is significant potential for value creation in Elkem, Sapa and Borregaard. Active company development and restructuring processes will be required to take full advantage of this potential, and the Board takes the view that Orkla, with its industrial and financial resources, is best suited to realising these values. The Board also believes that a demerger today would not have the same potential for creating value for Orkla's shareholders.

The Board of Directors has also emphasised that the Branded Consumer Goods area will be developed with undiminished strength, and that the chosen model of ownership will not limit the growth ambitions for the Branded Consumer Goods area.

Orkla will now intensify its focus on the critical factors for success in each of the companies. In order to achieve this, Elkem, Sapa and Borregaard will be organised as equal-ranking companies within the Group.

At the same time, as a result of the Board's decision, Elkem CEO Ole Enger has put his position at the Group's disposal. Group President and CEO Dag J. Opedal has asked him to assume a central role at board level in the further development of the companies, an offer that Mr Enger has accepted. John G. Thuestad, head of Elkem Aluminium, will be recommended to the Elkem board as Managing Director of the company.

Orkla will otherwise build further on the leadership, expertise and corporate cultures that have been crucial for the development of Elkem, Sapa and Borregaard. The industrial development processes will continue, in close cooperation between the managements and trade union representatives.

In its work on this matter, the Board of Directors has emphasised the importance of considering all relevant arguments and ensuring that the views of the interested parties have been expressed in the course of the process. This includes the management teams of Elkem, Sapa and Borregaard, the employees' organisations, many Orkla shareholders and others. Those who have provided inputs have expressed differing views as to what they see as the optimum solution.

Future portfolio development and plan for value creation

"The Board of Directors takes the view that Orkla will provide a good ownership platform for the further development of Elkem, Sapa and Borregaard. Our goal is to focus on and increase the companies' underlying values through company development and further restructuring. Orkla has the ability to contribute to operational improvements and will also be capable of pursuing structural and growth opportunities for the companies. This means that we also believe that this approach will develop the real values in the companies better than listing them on the Stock Exchange would do at the present time," says Johan Fr. Odfjell, Chairman of the Board of Directors.
Orkla will actively promote the development of Elkem, Sapa and Borregaard on the basis of the following main points:

Ambitions for growth in the Renewable Energy sector (hydropower and solar energy)

- Further develop Elkem's and Borregaard's positions in the hydropower sector. Total power generation currently amounts to 4.1 TWh.
- Continue to focus on solar energy, partly through Elkem's own solar project and partly through its shareholding in the Renewable Energy Corporation (REC). Elkem's solar project consists of industrialising a cost-effective process for producing feedstock for the solar cell industry. Elkem also owns 20.8 % (26.9 % fully diluted) of REC, which is one of the leading companies in the production of feedstock and wafers for the solar cell industry.

Ensure continued good profitability in the field of primary aluminium/Elkem ANS

- Continue the partnership with Alcoa, with good profitability and cash flow
- Strengthen the company's competitive position by building a new anode factory in Mosjøen
- Electricity supplies are secured until 2020 by a contract with Vattenfall

Improve profitability in downstream aluminium/Sapa

- Re-establish past profitability by improving operational efficiency and through organic growth
- Further develop the attractive niche in heat transfer strip
- Develop geographical positions
- Consider structural measures that can strengthen the company

Restructuring of the silicon business

- Continue restructuring in the fields of silicon metal and ferrosilicon
- Necessary restructuring of Norwegian smelting works
- Utilise silicon metal expertise to develop positions in the solar industry and microsilica

Pursue growth opportunities in the field of materials and carbon

- Continue growth in microsilica
- Continue growth in carbon for the aluminium industry

Further operational improvements and specialisation at Borregaard

- Implement new productivity measures
- Consider structural measures that can strengthen the company

Orkla's future strategic direction

Orkla President and CEO Dag J. Opedal points out that Orkla has previously contributed to the development of its companies through dedicated management focus and by utilising the Group's expertise and leadership skills across business areas.

"On Capital Markets Day at November 29 we will provide further information on how we intend to develop Orkla in future.

As Orkla has done in the past, we will continue to create substantial added value on the basis of an active industrial ownership platform. Our future path is not to maintain the status quo; continued structural and operational changes and improvements are essential. In the months and years ahead we will speed up portfolio development and restructuring within the Group. Orkla has sufficient financial and management resources to pursue several interesting opportunities in parallel. The Branded Consumer Goods area will be developed with undiminished strength. At the same time, we are developing the resources we use to drive systematic operational improvements in our companies," says Opedal.

He points out that Orkla has traditionally created value by continuously adjusting its portfolio. For example, Orkla has taken part in the development of enterprises as different as Carlsberg, Netcom, Frionor, Helly Hansen and Orkla Finans/Enskilda Securities – and thereafter contributed to new ownership solutions. All in all, this has created substantial value for shareholders.

Ole Enger to assume a new role in Orkla ASA

"I do not conceal the fact that I would have preferred a demerger, but continuing to operate within Orkla is also a good alternative for Elkem and its employees," says Ole Enger. "In the present situation I have found it correct to put my position at Orkla's disposal."

Dag J. Opedal has asked Ole Enger to contribute to future progress from a base in Orkla. "I have asked Mr Enger to be Chairman of the Board of Sapa and a member of the boards of Elkem, Borregaard and REC. Mr Enger has made an excellent contribution to the development of Elkem in the past 14 years. During this period, the company has created value for shareholders in the order of NOK 16 billion, equivalent to an annual return of 24 per cent. I am pleased that Mr Enger has agreed to make a broad contribution to Orkla's future development as well," says Dag Opedal.
In his new function, Ole Enger will report to the Group President and CEO.

John G. Thuestad recommended as Managing Director of Elkem

John G. Thuestad (45), head of Elkem Aluminium ANS, will be recommended to the Elkem Board of Directors as Managing Director of the company. John Thuestad is a civil engineer and has an MBA degree. He has been employed by Elkem since 1984, with the exception of the period from 1995 to 2000, when he worked for Hydro Aluminium and Norzink.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 14 October 2005

ORK – Trade subject to notification

On 14 October 2005, in connection with Orkla's option programme, 8,334 options were exercised for cash payment at a strike price of NOK 130.

After the transaction a total of 1,511,475 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,083,674 of its own shares.